Exhibit 99.3

PRESS RELEASE

Immunocore Reports Second Quarter 2022 Financial Results and Provides Business Update

KIMMTRAK® (tebentafusp) now approved in over 30 countries with commercial launches underway in U.S. and Germany, and paid access in France

Net KIMMTRAK / tebentafusp revenues of £27.7 million ($33.7 million) in Q2 2022

Transitioned all patients in Germany early access program to commercial supply in May of 2022

Protocol finalized for randomized Phase 2/3 trial of tebentafusp in advanced melanoma with first patient randomized planned for Q4 2022

Initial Phase 1 data from IMC-F106C, first PRAME x CD3 ImmTAC bispecific, accepted for oral presentation at ESMO Congress 2022 on September 9th

Cash and cash equivalents of £208 million ($253 million) as of June 30, 2022. Subsequently raised £117 million ($140 million) of PIPE proceeds in July

Conference call today, August 10th at 8:00 AM EDT, 1:00 PM BST

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 10 August 2022) Immunocore Holdings plc (Nasdaq: IMCR) (“Immunocore” or the “Company”), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, today announced its financial results for the second quarter ended June 30, 2022 and provided a business update.

“The first half of 2022 has been one of robust execution, including delivering multiple KIMMTRAK® commercial launches. In addition, in July, we executed a PIPE transaction with four of our largest shareholders, which allows us to accelerate the development of our early- and late-stage pipeline and extend our cash runway through 2025,” commented Bahija Jallal, Chief Executive Officer of Immunocore. “The Immunocore team has pioneered the development from bench to bedside of the world’s first TCR treatment, which is now approved in over 30 countries. We are applying the learnings from KIMMTRAK to develop our other clinical-stage bispecific T cell engagers in oncology including ImmTACs targeting PRAME and MAGE-A4, and infectious disease ImmTAVs for HBV and HIV.”

“The promising survival benefit for KIMMTRAK in metastatic cutaneous melanoma (mCM) has provided confidence to initiate a randomized Phase 2/3 trial in patients with previously treated, advanced melanoma,” said David Berman, Head of Research & Development of Immunocore. “At IO-ESMO last year, we demonstrated that our ImmTAC platform against MAGE-A4 can deliver durable clinical responses in solid tumors. At ESMO this year, the first clinical data for an ImmTAC targeting PRAME, a protein broadly expressed in multiple solid tumors will be presented.”

Second Quarter 2022 Highlights (including post-period)

KIMMTRAK® (tebentafusp-tebn):

In April, the European Commission approved KIMMTRAK (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM). With this approval, KIMMTRAK has received marketing authorisation in all European Union (EU) member states and, following completion of related national procedures, KIMMTRAK will also be eligible for sale in Iceland, Liechtenstein, and Norway.

In April, KIMMTRAK was added as a recommended Category 1 treatment in the latest National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology for mUM. NCCN publishes evidence-based guidelines that are followed by many healthcare professionals in the United States and globally.

In May, the first patient in Germany was infused with KIMMTRAK, less than one week from price listing. The Company also successfully transitioned all patients (more than 50 patients) from the early access program (EAP) in Germany onto commercial supply in the month of May.

In June, the Company presented post-hoc analyses from its Phase 3 clinical trial of KIMMTRAK in mUM at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting. In an analysis of the Phase 3 trial, an overall survival (OS) benefit observed for tebentafusp among mUM patients who have initial radiographic progression demonstrates that radiographic assessment underestimates the benefit. In another post hoc analysis of the Phase 3 trial, the vast majority of patients treated with tebentafusp (84%) either did not require corticosteroids (74%) or only received them on a single day (10%). Corticosteroid use following the pre-specified adverse event (AE) guidelines was not associated with any significant impact on efficacy of KIMMTRAK.

In June, KIMMTRAK, for the treatment of mUM, was added to the ASCO Rapid Recommendations Updates to the ASCO Guidelines. This recommendation was based on the Phase 3 trial and the FDA approval. Prior to this update, there were no recommendations by ASCO for any systemic therapy in uveal melanoma.

In June, the UK Medicines and Healthcare products Regulatory Agency (MHRA), Australian Therapeutic Goods Administration (TGA) and Health Canada approved KIMMTRAK for the treatment of HLA-A*02:01-positive adult patients with unresectable or mUM.

KIMMTRAK (tebentafusp) developmental programs:

In June, the Company announced a clinical trial collaboration and supply agreement with Sanofi to evaluate Sanofi’s product candidate SAR444245, non-alpha IL-2, in combination with KIMMTRAK in patients with mCM. Under the terms of the agreement, we provide KIMMTRAK at our own cost, and Sanofi is responsible for clinical development and will assume costs associated with the study.

In June, the Company presented updated clinical data from its Phase 1b clinical trial of tebentafusp in mCM in an oral presentation at the 2022 ASCO Annual Meeting. In combination with checkpoint inhibitors in mCM, the maximum target doses of tebentafusp (68 mcg) plus durvalumab (20 mg/kg) were well tolerated. In mCM patients who progressed on prior anti-PD(L)1, tebentafusp with durvalumab continues to demonstrate promising overall survival (OS) (1-yr ~75%) compared to recent benchmarks (1-yr ~55%).

Today, the Company announced its plans to evaluate tebentafusp in a randomized Phase 2/3 trial in previously treated advanced melanoma which was designed with input from global melanoma experts and from the US FDA. The trial will enroll patients with advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). This population remains a significant unmet need where the preferred option is enrollment in clinical trials. Patients will be randomized to one of three arms including KIMMTRAK, as monotherapy or in combination with an anti-PD1, and a control arm. Patients randomized to the control arm will immediately enter overall survival (OS) follow-up where they may be treated per the investigator decision including other clinical trials. This innovative design effectively randomizes patients to “real world” treatment since clinical trials are the preferred option. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of OS and circulating tumor DNA (ctDNA) reduction. The Phase 3 portion currently plans to enroll 170 patients per arm and has a primary endpoint of OS. The design of the Phase 3 trial—including lines of prior therapy, whether to discontinue an arm, and powering assumptions—may be adapted based on results from the Phase 2 portion. The Company plans to start the randomization of the trial in the fourth quarter of 2022.

IMC-F106C Targeting PRAME

The initial Phase 1 data from the dose escalation study of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was accepted for proffered paper (oral presentation) during the “Investigational Immunotherapy” session on Friday, September 9, 2022, at the European Society for Medical Oncology (ESMO) in Paris, France. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, melanoma and certain breast cancers. The company plans to report data from at least 20 PRAME positive and efficacy evaluable patients.  Dr. Omid Hamid, Chief, Translational Research and Immunotherapy & Director, Melanoma Therapeutics, of The Angeles Clinic, will present the initial results from the Phase 1 study at 4:50 PM CEST.  The company will also host an in-person and webcasted investor and analyst event at 6:30 PM CEST / 12:30 PM ET Friday, September 9th.

ImmTAV® clinical programs:

In June, the Company presented data from the first three patients in the first-in-human clinical trial of IMC-I109V for chronic hepatitis B at the EASL International Liver Congress. IMC-I109V is designed to overcome T cell dysfunction by recruiting non-exhausted T cells to eliminate hepatocytes harbouring covalently closed circular DNA or integrated HBV DNA. Elimination of these cells is necessary to achieve a state of ‘functional cure’ defined as sustained HBsAg loss in addition to undetectable HBV DNA 6 months post-treatment. In this first cohort, the three patients received a single dose of 0.8 mcg, based on the minimum anticipated biological effect level (MABEL). The dose in this initial cohort was well tolerated and was not associated with adverse events and resulted in a transient, small decrease in serum HBsAg with concomitant minor increase in alanine transaminase (ALT).

In July, the Company dosed the first patient in the first-in-human clinical trial of IMC-M113V, a new class of bispecific protein immunotherapy that is being developed for the treatment of patients with human immunodeficiency virus (HIV) infection. IMC-M113V is an immunotherapeutic approach designed to specifically eliminate CD4+ cells that are persistently infected with HIV (‘reservoirs’). IMC-M113V targets a peptide derived from the Gag protein that is presented by HLA*A02 on the surface of HIV infected cells. Reduction of the number of these cells is one way to potentially achieve a state of viral suppression in the absence of anti-retroviral medications, or a ‘functional cure’.

Corporate and financial updates:

For the second quarter ended, June 30, 2022, Immunocore reported net KIMMTRAK / tebentafusp revenues of £27.7 million (or $33.7 million). U.S. net product revenue from the sale of KIMMTRAK in the second quarter was £18.1 million (or $22.1 million), Europe net product revenue from the sale of KIMMTRAK (primarily in Germany) was £5.9 million (or $7.1 million), and France net pre-product revenue from the sale of tebentafusp was £3.7 million (or $4.5 million).

In July, the Company announced a private investment in public equity (“PIPE”) financing with four existing investors for net proceeds of $139.6 million. This financing, along with anticipated revenue from KIMMTRAK and cash and cash equivalents on hand, are expected to fund the Company through 2025.

In June, Siddharth (Sid) Kaul was appointed as a non-executive member of the Company’s Board of Directors and will serve as a member of the Audit and Remuneration committees. Sid is a seasoned finance professional with deep expertise within the life sciences industry. He retired as Group Treasurer and Head of Business Planning and Analysis at Novartis in 2021 after a 17-year career at the company, where his previous roles included serving as Novartis’ Chief Financial Officer, Pharma Europe and Chief Financial Officer, Pharma U.S.

Anticipated Upcoming Milestones

KIMMTRAK
Q4 2022 – start randomized Phase 2/3 clinical trial in previously treated advanced melanoma

ImmTAC pipeline
Q3 2022 – report initial data from IMC-F106C (PRAME) Phase 1 trial in multiple solid tumors at ESMO Congress 2022 in September

Q4 2022 – report complete data from IMC-C103C (MAGE-A4) Phase 1 trial in multiple solid tumors and initial data from ovarian expansion arm

Financial Results

Basic and diluted loss per share was £0.14 (or $0.17) and £0.51 (or $0.62) for the three and six months ended June 30, 2022, respectively, compared to £0.75 and £1.51 for the three and six months ended June 30, 2021, respectively. Total operating loss for the three and six months ended June 30, 2022 was £7.0 million (or $8.5 million) and £23.5 million (or $28.5 million), respectively, compared to £34.5 million and £66.4 million, respectively, for the same periods in 2021.

Total net product and net pre-product revenue arising from the sale of KIMMTRAK and tebentafusp was £27.7 million (or $33.7 million) in the three months ended June 30, 2022, and £38.2 million (or $46.5 million) in the six months ended June 30, 2022. In comparison, no product or pre-product revenue was recorded in these territories in the three and six months ended June 30, 2021. U.S. net product revenue from the sale of KIMMTRAK in the second quarter was £18.1 million (or $22.1 million), Europe net product revenue from the sale of KIMMTRAK (primarily in Germany) was £5.9 million (or $7.1 million), and France pre-product revenue from the sale of tebentafusp was £3.7 million (or $4.5 million).

For the three and six months ended June 30, 2022, our research and development expenses were £20.2 million (or $24.5 million) and £38.7 million (or $47.1 million), respectively, as compared to £16.5 million and £36.4 million for the three and six months ended June 30, 2021, respectively. For the three and six months ended June 30, 2022, our selling and administrative expenses were £18.8 million (or $22.9 million) and £38.9 million (or $47.3 million), respectively, compared to £23.8 million and £44.0 million for the three and six months ended June 30, 2021, respectively.

Cash and cash equivalents were £208.1 million or $253.0 million as of June 30, 2022 compared to £237.9 million as of December 31, 2021. We subsequently raised a further £116.7 million (or $140 million) in the July 2022 PIPE before deductions for estimated attributable expense of £0.3 million (or $0.4 million).

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2022 into U.S. dollars at a rate of £1.00 to $1.2162.

Audio Webcast

Immunocore will host a conference call today, August 10, 2022 at 8:00 A.M. EDT/ 1:00 PM BST, to discuss the second quarter 2022 financial results and provide a business update. The call will also be available via webcast by visiting the Events & Presentations section on Immunocore’s website. A replay of this webcast will be available for 30 days.

Conference Call Details:
U.S. (toll-free): 877-869-3847
International (toll): +1 201-689-8261

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About ImmTAV molecules and infectious diseases
ImmTAV (Immune mobilising monoclonal TCRs Against Virus) molecules are novel bispecific molecules that, like ImmTAC (Immune mobilising monoclonal TCRs Against Cancer) molecules, are designed to enable the immune system to recognize and eliminate virally infected cells.

Immunocore is advancing clinical candidates to cure patients with HIV and hepatitis B virus (HBV). The Company aims to achieve sustained control of HIV after patients stop anti-retroviral therapy (ART), without the risk of virological relapse or onward transmission. This is known as ‘functional cure’. For the treatment of HBV, the Company aims to achieve sustained loss of circulating viral antigens and markers of viral replication after stopping medication for people living with chronic HBV.

About ImmTAC® molecules for cancer
Immunocore’s proprietary T cell receptor (TCR) technology generates a novel class of bispecific biologics called ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) molecules that are designed to redirect the immune system to recognize and kill cancerous cells. ImmTAC molecules are soluble TCRs engineered to recognize intracellular cancer antigens with ultra-high affinity and selectively kill these cancer cells via an anti-CD3 immune-activating effector function. Based on the demonstrated mechanism of T cell infiltration into human tumors, the ImmTAC mechanism of action holds the potential to treat hematologic and solid tumors, regardless of mutational burden or immune infiltration, including immune “cold” low mutation rate tumors.

About TEBE-AM Phase 2 /3 Trial
IMCgp100-203 is a randomized Phase 2/3 trial in previously treated advanced melanoma that will evaluate the overall survival (OS) of KIMMTRAK (tebentafusp). The trial will enroll patients with advanced melanoma that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a tyrosine kinase inhibitor (TKI). The Phase 2/3 trial will randomize to one of three arms including KIMMTRAK, as monotherapy or in combination with an anti-PD1, and a control arm. Patients randomized to the control arm will immediately enter overall survival (OS) follow-up where they may be treated per the investigator decision including other clinical trials. This design effectively randomizes patients to “real world” treatment since clinical trials are the preferred option. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of OS and circulating tumor DNA (ctDNA) reduction. The Phase 3 portion currently plans to enroll 170 patients per arm and has a primary endpoint of OS. However, the design of the Phase 3 including eligibility, whether to discontinue an arm and powering may be adapted based on results from the Phase 2 portion.

About Uveal Melanoma
Uveal melanoma is a rare and aggressive form of melanoma, which affects the eye. Although it is the most common primary intraocular malignancy in adults, the diagnosis is rare, and up to 50% of people with uveal melanoma will eventually develop metastatic disease. Unresectable or metastatic uveal melanoma typically has a poor prognosis and had no approved treatment until KIMMTRAK.

About KIMMTRAK®
KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognise and kill tumour cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

About Phase 3 IMCgp100-202 Trial
IMCgp100-202 (NCT03070392) is a randomized pivotal trial that evaluated overall survival (OS) of KIMMTRAK compared to investigator’s choice (either pembrolizumab, ipilimumab, or dacarbazine) in HLA-A*02:01-positive adult patients with previously untreated mUM. KIMMTRAK demonstrated an unprecedented OS benefit with a Hazard Ratio (HR) in the intent-to-treat population favoring KIMMTRAK, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 13% ipilimumab; 6% dacarbazine).

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity
KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

For more information, please see full Summary of Product Characteristics (SmPC) or full U.S. Prescribing Information (including BOXED WARNING for CRS).

About KIMMTRAKConnect
Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. The Company’s most advanced oncology TCR therapeutic, KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “believe,” “expect,” “plan,” “anticipate,” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing and therapeutic potential of KIMMTRAK for mUM; the expected clinical benefits of KIMMTRAK and the Company’s other product candidates, including extended overall survival benefit; expectations regarding commercialization of KIMMTRAK in the United States, Germany and France as well as in other EU member states; expectations regarding receipt of regulatory approvals and completion of related procedures; expectations regarding the success and performance of obligations under Immunocore’s collaboration agreements with third parties; expectations regarding Immunocore’s cash runway; Immunocore’s sales and marketing plans, including with respect to the United States, Germany and France; the potential for and timing of commercial availability of KIMMTRAK in additional countries and the ability to reach patients in a timely manner; the value proposition of Immunocore’s product candidates, including KIMMTRAK in mUM and its benefit as an orphan indication, including expectations regarding the potential market opportunity; physician’s feedback, endorsements, guidelines and interest in prescribing KIMMTRAK as the standard of care for mUM; Immunocore’s efforts to expand patients’ access to medicine; future development plans of KIMMTRAK, including the timing or likelihood of expansion into additional markets or geographies; expectations regarding the design, progress, timing, scope and results of Immunocore’s existing and planned clinical trials, including the randomized Phase 2/3 clinical trial in previously treated advanced melanoma and PRAME and MAGE-A4 clinical trials. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of rising inflation, interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Sébastien Desprez, Head of Communications
T: +44 (0) 7458030732
E: sebastien.desprez@immunocore.com
Follow on Twitter: @Immunocore

Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700
E: Immunocore@consilium-comms.com

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 (215) 384-4781
E: ir@immunocore.com

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended June 30, 2022 into U.S. dollars at a rate of £1.00 to $1.2162.

Condensed Consolidated Statements of Loss

Comparison of the Three Months Ended June 30, 2022 and 2021

	Three Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		29,179		23,992		—
Pre-product, revenue, net		4,510		3,708		—
Total revenue from sale of therapies		33,689		27,700		—
Collaboration revenue		5,232		4,302		5,733
Total revenue		38,921		32,002		5,733

Cost of product revenue		(41)		(34)		—
Research and development expenses		(24,506)		(20,150)		(16,471)
Selling and administrative expenses		(22,878)		(18,811)		(23,801)
Net other operating income		—		—		40
Operating loss		(8,504)		(6,993)		(34,499)
Finance income		144		118		12
Finance costs		(1,699)		(1,397)		(1,288)
Non-operating expense		(1,555)		(1,279)		(1,276)
Loss before taxes		(10,059)		(8,272)		(35,775)
Income tax credit		2,616		2,151		2,813
Loss for the period		(7,443)		(6,121)		(32,962)

Comparison of the Six Months Ended June 30, 2022 and 2021

	Six Months Ended June 30,
	2022				2021
	$	’000	£	’000	£	’000
Product revenue, net		38,522		31,674		—
Pre-product revenue, net		7,950		6,537		—
Total revenue from sale of therapies		46,472		38,211		—
Collaboration revenue		19,781		16,265		14,003
Total revenue		66,253		54,476		14,003

Cost of product revenue		(343)		(282)		—
Research and development expenses		(47,105)		(38,731)		(36,356)
Selling and administrative expenses		(47,331)		(38,917)		(43,985)
Net other operating income / (expense)		1		1		(42)
Operating loss		(28,525)		(23,453)		(66,380)
Finance income		156		128		34
Finance costs		(3,320)		(2,730)		(3,148)
Non-operating expense		(3,164)		(2,602)		(3,114)
Loss before taxes		(31,689)		(26,055)		(69,494)
Income tax credit		4,629		3,806		7,494
Loss for the period		(27,060)		(22,249)		(62,000)

Condensed Consolidated Statement of Cash Flows for Each Period Presented:

	Six Months Ended June 30,
	2022		2022		2021
	$	’000	£	’000	£	’000

Cash and cash equivalents at beginning of year		289,317		237,886		129,716
Net cash flows used in operating activities		(48,669)		(40,017)		(58,575)
Net cash flows (used in) / from investing activities		(416)		(342)		44
Net cash flows (used in) / from financing activities		(2,274)		(1,870)		207,761
Net foreign exchange difference on cash held		15,089		12,407		(76)
Cash and cash equivalents at end of period		253,047		208,064		278,870

Condensed Consolidated Statements of Financial Position as at

	June 30, 2022 £’000	December 31, 2021 £’000
Non-current assets
Property, plant and equipment	7,092	8,944
Right of use assets	21,853	22,593
Other non-current assets	6,243	4,935
Deferred tax asset	3,277	2,575
Total non-current assets	38,465	39,047
Current assets
Inventory	535	—
Trade and other receivables	35,273	15,208
Tax receivable	13,231	9,632
Cash and cash equivalents	208,064	237,886
Total current assets	257,103	262,726
Total assets	295,568	301,773
Equity
Share capital	88	88
Share premium	579	212,238
Foreign currency translation reserve	(29)	89
Other reserves	337,847	386,167
Share-based payment reserve	68,445	54,357
Accumulated deficit	(242,278)	(481,392)
Total equity	164,652	171,547
Non-current liabilities
Interest-bearing loans and borrowings	41,536	37,226
Deferred revenue	—	6,408
Lease liabilities	24,738	25,355
Provisions	87	57
Total non-current liabilities	66,361	69,046
Current liabilities
Trade and other payables	48,133	35,436
Deferred revenue	14,953	24,450
Lease liabilities	1,420	1,255
Provisions	49	39
Total current liabilities	64,555	61,180
Total liabilities	130,916	130,226
Total equity and liabilities	295,568	301,773